EXHIBIT 12.1

MetLife, Inc.
Ratios of Earnings to Fixed Charges

	Years Ended December 31,
	2008	2007	2006	2005	2004
	(In millions)

Income from continuing operations before provision for income tax	$5,067	$5,786	$3,949	$4,094	$3,374
Undistributed income and losses from investees	784	(596)	(169)	(106)	(108)

Adjusted earnings before fixed charges	5,851	5,190	3,780	3,988	3,266

Add: fixed charges
Interest and debt issue costs	1,157	1,117	900	659	408
Estimated interest component of rent expense (1)	46	71	80	68	61
Interest credited to bank deposits	166	199	194	109	39
Interest credited to policyholder account balances	4,788	5,461	4,899	3,650	2,766

Total fixed charges	6,157	6,848	6,073	4,486	3,274

Preferred stock dividends	181	193	182	88	—

Total fixed charges plus preferred stock dividends	$6,338	$7,041	$6,255	$4,574	$3,274

Total earnings and fixed charges	$12,008	$12,038	$9,853	$8,474	$6,540

Ratio of earnings to fixed charges	1.95	1.76	1.62	1.89	2.00

Total earnings including fixed charges and preferred stock dividends	$12,189	$12,231	$10,035	$8,562	$6,540

Ratio of earnings to fixed charges and preferred stock dividends	1.92	1.74	1.60	1.87	2.00

(1)	9.66% for the year ended December 31, 2008, 18.93% for the year ended December 31, 2007 and 23.10% for the years ended December 31, 2006, 2005 and 2004.